Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-232144

Dated October 30, 2019

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes Linked to a Basket of Sector ETFs
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately two years, if not called
Market Measure	An equally weighted basket of sector ETFs comprised of the Financial Select Sector SPDR® Fund (Bloomberg symbol: “XLF”) and the Technology Select Sector SPDR® Fund (Bloomberg symbol: “XLK”).
Payout Profile at Maturity

• If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

• If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

• 1-to-1 downside exposure to decreases in the Market Measure , with up to 100% of your principal at risk

Automatic Call	The notes will be called automatically on the Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Date	Approximately one year from the pricing date
Call Amount	[$10.80 to $10.90] if called on the Observation Date, to be determined on the pricing date.
Step Up Value	115% of the Starting Value
Step Up Payment	$1.50 per unit, a 15% return over the principal amount
Threshold Value	100% of the Starting Value of the Market Measure
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/312070/0000950103190145 69/dp115060_424b2-2693baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.

•	Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•	Changes in the value of one of the Basket Components may be offset by changes in the value of the other Basket Component.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price. If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•	If called, your return on the notes is limited to the Call Premium.

•	You will have no rights of a holder of the Basket Components or the securities held by the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•	The sponsor and investment advisor of a Basket Component may adjust the Basket Component in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

•	There are liquidity and management risks associated with the Basket Components.

•	The performance of a Basket Component may not correlate with the performance of its underlying index as well as the net asset value per share of the Basket Component, especially during periods of market volatility when the liquidity and the market price of shares of the Basket Component and/or securities held by the Basket Component may be adversely affected, sometimes materially.

•	Risks associated with the underlying index of a Basket Component will affect the share price of the Basket Component and hence, the value of the notes.

•	The stocks held by each Basket Component are concentrated in one sector. Each of the Basket Components holds securities issued by companies in the financial or technology sector, respectively.

•	The payments on the notes will not be adjusted for all corporate events that could affect a Basket Component

•	Adverse conditions in the financial sector may reduce your return on the notes.

•	Adverse conditions in the technology sector may reduce your return on the notes

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-6.00%	$9.40	-6.00%
-3.00%	$9.70	-3.00%
0.00%	$11.50(1)	15.00%
1.00%	$11.50	15.00%
2.00%	$11.50	15.00%
5.00%	$11.50	15.00%
15.00%(2)	$11.50	15.00%
20.00%	$12.00	20.00%
30.00%	$13.00	30.00%
40.00%	$14.00	40.00%
50.00%	$15.00	50.00%
60.00%	$16.00	60.00%

(1)	This amount represents the sum of the principal amount and the Step Up Payment of $1.50.

(2)	This hypothetical percentage change corresponds to the Step Up Value.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays’s Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.